SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

REPORT PURSUANT TO

SECTION 15 (D) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Period Ended December 31, 2002

RadioShack Supplemental Stock Purchase Plan

(full title of Program)

RADIOSHACK CORPORATION

100 Throckmorton Street

Suite 1800

Fort Worth, Texas 76102

(Name of issuer and address of principal executive offices)

RADIOSHACK SUPPLEMENTAL STOCK

PURCHASE PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2002 and 2001 and for the

Year Ended December 31, 2002

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

Report of Independent Auditors

To the Participants and Administrative Committee of

the RadioShack Supplemental Stock Purchase Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack Supplemental Stock Purchase Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2003

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	December 31,
	2002	2001
Assets in Securities of Participating Employer:
Investments (at fair value):
RadioShack Corporation common stock	$12,203,620	$20,447,833

Total investments	$12,203,620	$20,447,833

Net assets available for benefits	$12,203,620	$20,447,833

The accompanying notes are an integral part of these financial statements

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002

Investment income:
Dividends	$138,929
Net depreciation in fair value of investments	(8,580,221)

(8,441,292)

Contributions:
Employee	1,422,817
Employer	1,138,253

2,561,070

Withdrawals and termination payments	(2,363,991)

Net increase (decrease) in plan assets	(8,244,213)

Net assets available for benefits at beginning of year	20,447,833

Net assets available for benefits at end of year	$12,203,620

The accompanying notes are an integral part of these financial statements

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the RadioShack Supplemental Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan Prospectus for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to assist the employees of RadioShack Corporation and its participating affiliates and associates (collectively the “Company”) in building personal net worth and to encourage ownership in the Company by providing an opportunity for regular investment in the Company’s common stock after an employee has reached his or her maximum salary deferral contribution limit under the RadioShack 401(k) Plan.

The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The assets of the Plan are monitored and transactions therein are maintained by the Plan sponsor, RadioShack Corporation.

The Plan is subject to Title I of the Employee Retirement Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage and such insurance is not extended to participants in the Plan.

Contributions

Through authorized payroll deductions, a participant may contribute 1 to 8% of his or her gross salary or wages to the Plan after reaching a maximum salary deferral contribution limit under the RadioShack 401(k) Plan.

The Company makes contributions to the Plan equal to 80% of a participant’s contribution.

Cash dividends are credited to a participant’s account as Other contributions paid on the shares of common stock in the participant’s account. These Other contributions are not subject to matching contributions by the Company.

A participant’s contributions and the Company matching contribution are components of the employee’s current compensation and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions and other taxes. The cash dividends allocated to a participant’s account are taxable to the participant in the calendar year allocated.

At the end of each calendar quarter or as promptly as practicable thereafter, the participant’s contribution, the Company contribution and any Other contributions are aggregated for the acquisition of the Company’s common stock, with shares being credited to each participant’s account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company’s common stock as reported in the New York Stock Exchange Composite Transactions for each trading day in the calendar month in which the contributions are made.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the appropriate Company contribution and associated dividends on the underlying shares.

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of the Plan, continued

Vesting

As discussed above, participant contributions are used to make stock purchases at the end of each calendar quarter or as promptly as practicable thereafter. At this time, participants are fully vested in their shares.

If a participant withdraws from the Plan during a quarter, all quarter-to-date contributions are returned to the participant in the form of cash as they have not yet been used to purchase stock. The matching Company contribution associated with these contributions is also remitted to the participant in the form of cash.

Payment of Benefits

The distribution of the Company common stock to a participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than the cost basis of the Company’s common stock, be treated as a long-term or short-term capital gain or loss, respectively.

A participant will recognize a gain or loss on the subsequent disposition of his or her common stock, measured by the difference between the amount realized and the cost basis.

Expenses of the Plan

Administrative expenses of the Plan are paid directly by the Plan sponsor, and thus are not a component of the changes in net assets available for benefits.

2.	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. RadioShack Corporation common stock is valued at the closing price as reported in the New York Stock Exchange Composite Transactions. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

	Schedule of Investment in Securities of Participating Employer
	No. of Shares	Cost	Fair Value, December 31, 2002
RadioShack Corporation Common Stock	651,207	$15,148,988	$12,203,620

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from participants are accrued in the period in which they are deducted.

2.	Summary of Significant Accounting Policies, cont.

Income Tax Status

The Plan is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for income tax purposes.

3.	Unrealized Appreciation (Depreciation) of Investments

Year ended December 31, 2002
Unrealized appreciation at end of year	$(2,945,368)

Less: Unrealized depreciation at beginning of year	(5,634,853)

Net unrealized depreciation for the year	$(8,580,221)

Schedule I

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current Value
*	RadioShack Corporation	Common stock	$15,148,988	$12,203,620
				$12,203,620

* Denotes a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RadioShack Supplemental Stock Purchase Plan

By:	/s/ J. H. Bradley

J. H. Bradley Administrative Committee Member

By:	/s/ R. McInnis

R. McInnis Administrative Committee Member

By:	/s/ R. Ray

R. Ray Administrative Committee Member

Date: June 25, 2003

Index to Exhibits

Exhibit Number	Description of Exhibit

23	Consent of Independent Accountants